SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2021

Commission File No. 1-31690

TC Energy Corporation

(Translation of Registrant’s Name into English)

450 – 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☐     Form 40-F      ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into the Registration Statement on Form F-4 (File No. 333-252004)

EXHIBIT INDEX

99.1	Supplement to Proxy Statement/Prospectus.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2021

TC ENERGY CORPORATION

By:	/s/ Christine R. Johnston
Christine R. Johnston
Vice-President, Law and Corporate Secretary

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